SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period February 3, 2009

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period December 23, 2008 to February 3, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary
Date:	3 February, 2009

For release 3 February 2009

Alumina Limited – Resilience Through the Cycle

Summary:

•	Underlying earnings $241 million before $39 million write-off

•	NPAT $168 million

•	Low cost assets continued to generate cash

•	Strengthened balance sheet with successful capital management

•	Growth projects near completion

•	Total dividend paid at interim represents 82% payout of NPAT (no final dividend)

Alumina Limited today announced underlying earnings of $241 million before the previously advised $39 million write-off of prior year expenditure. This reduction from 2007 is largely as a result of the reduced alumina price in the second half of the financial year and higher average production costs. Underlying earnings are calculated by removing the impact of the revaluation of retirement benefit obligations and embedded derivatives from net profit after tax.

Underlying earnings after the non-cash charge of $39 million were $202 million.

Net profit after tax (NPAT) declined from $436 million to $168 million.

Return on equity was 8.5% (2007: 25.5%). Return on equity based on underlying earnings was 10.2% (2007: 23.7%).

Earnings per share were 12.9 cents (2007: 35.7 cents). Earnings per share based on underlying earnings were 15.5 cents per share (2007: 33.2 cents).

Alumina Limited CEO, John Bevan, commented, “The result was achieved in difficult market conditions in 2008.” The first half of 2008 was characterised by strong demand and a corresponding increase in input costs. The second half saw a rapid fall in metal prices as demand declined in response to the global economic contraction. “AWAC moved fast and early in response to the deterioration in global markets. Higher cost production has been curtailed and growth projects deferred to conserve cash. Alumina Limited’s equity raising in the second half of the year has enabled us to invest in our share of the substantial completion of AWAC’s existing growth projects, and further strengthened our balance sheet so that we enter 2009 in a stronger position than we commenced 2008”, Mr Bevan said.

“We have implemented measures to respond to the deterioration in external market conditions. The overall focus of these measures is to conserve cash and reduce costs of production.”

No final dividend will be paid for 2008. The total dividend of 12 cents per share, which was paid as an Interim Dividend in October, represents a dividend payout of 82 per cent of 2008 NPAT. Alumina’s CEO, John Bevan, explained: “This decision not to declare additional dividends in respect of 2008 has been taken to conserve cash and is consistent with other cash conservation measures, including curtailment of high cost production and the deferral of growth projects already announced. The Board will continue to review the dividend at each half year in light of current and expected business conditions”.

Alumina’s debt at 31 December 2008, net of cash, was $981 million, compared with $977 million at the beginning of 2008. Cash held at 31 December 2008 was $67 million. Undrawn committed facilities as at 31 December 2008 were $1,091 million. US$304 million of these facilities mature during 2009, and Alumina Limited has obtained agreement on the extension of US$229 million of these maturing facilities, the majority until July 2012. Alumina’s CFO, Judith Downes, observed: “All four of the banks involved have extended their facilities, although one overseas based bank has reduced its level of participation. We are very pleased to have the ongoing support of these long-standing relationship banks”.

Prices and Exchange Rates

The LME aluminium price averaged US$1.19 per pound in 2008 (2007: US$1.21) after fluctuating from a high of US$1.50 per pound in July to a low of US$0.66 in December 2008 following significant customer downturn, particularly in the automotive and construction industries, leading to increased inventories of aluminium.

The AUD/USD exchange rate averaged 85 cents in 2008 (84 cents in 2007). The first half 2008 rate was 92 cents and in the second half-year the A$ weakened considerably. The movement in the A$ to a year-end rate of US69 cents, and the movement in the Brazilian Real, resulted in balance sheet revaluations and an increase in Alumina Limited’s profit of $24 million.

Alumina Limited’s first half 2008 underlying earnings included a tax credit of $32 million as a result of exchange gains on Alumina’s foreign currency debt. That amount was reversed in the second half of 2008 due to a weaker Australian dollar in the second half.

AWAC Operations

AWAC’s alumina production was 14.4 million tonnes (2007: 14.3 million tonnes). Sales revenue increased by 9%, with demand for alumina and aluminium increasing strongly in the first half before a rapid decline in the second half. Responding to this reduced demand, AWAC announced the curtailment of 1.5 million tonnes per annum of alumina production. AWAC’s average cost of production increased by US$43/tonne year on year, with the major contributors to the cost increases being the higher energy prices, caustic soda and shipping freight rates, with most of those cost increases being experienced in the first half.

AWAC Growth

The current AWAC growth strategy is focused on the completion of existing projects while preserving options for medium and longer term growth.

The expansion of the Alumar alumina refinery in Sao Luis and development of the new Juruti bauxite mine, both in Brazil, are expected to be completed and start up in mid 2009. The Alumar refinery expansion will provide AWAC with an additional 1.1 million tonnes per annum, and the new Juruti bauxite mine will initially supply 2.6 million tonnes per annum of bauxite for AWAC’s share of the Alumar refinery expansion. These are long term investments in facilities which are well placed to meet future market conditions.

AWAC announced in October that further work on the expansion of the Wagerup refinery in Western Australia had been suspended until market conditions improve. Other non-critical capital expenditure has also been deferred until economic conditions improve.

Outlook

The recent weakening in the aluminium price has resulted in curtailment of higher cost production, and the prospect of continuing low global demand in 2009 is expected to result in further worldwide global alumina and aluminium curtailments while the aluminium market remains in surplus. Following the 3% decline in aluminium demand over 2008, demand is forecast to decline by a further 2% in 2009. The decline in demand has resulted in increased inventory stock piles.

Although the near term outlook for alumina and aluminium markets is one of reduced demand, longer term expectations are for the market to return to growth to meet the demand from global urbanisation and population growth.

Alumina Limited’s 2009 underlying earnings are expected to reflect the impact of the following factors, based on 2008 underlying earnings:

•

a US one cent movement in the average 3-month LME aluminium price is expected to impact 2009 underlying earnings by approximately A$13 million. The sensitivity of underlying earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes to the LME aluminium price;

•	each one US cent movement in the average Australian dollar/US dollar exchange rate is expected to impact 2009 underlying earnings by approximately A$7 million;

•	Alumina Limited borrowing costs are expected to be similar to 2008, as expected lower interest rates are offset by a higher level of company debt.

Alcoa Inc has announced aluminium smelting output reductions of more than 750,000 mtpy, or 18 per cent of annualised output. AWAC’s alumina production has been reduced accordingly across the global refining system by a total of 1.5 mtpy in response to market conditions. The Alumar refinery, on schedule for completion mid 2009, will add to alumina production capacity in 2009. AWAC will continue to monitor demand and optimise its global production to match demand, reduce production costs and conserve cash.

AWAC’s alumina production costs in 2009 are expected to reduce by more than US$50 per tonne, due to energy price declines and a weaker AUD. The actual alumina operating costs for 2009 will be impacted by the commodity and foreign exchange rates and AWAC production levels.

	2008	2007
Profit after tax (A$m)	168.0	436.4
Underlying earnings after tax (A$m)	201.6	405.6
Dividends declared (cents/share)	12	24

Alumina Limited is a leading Australian company listed on the ASX and the NYSE. Our strategy is to profitably grow, solely through investing world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through our 40% ownership of AWAC, the world’s largest alumina business. Our partner, Alcoa, owns 60% of AWAC, and is the manager.

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2007.

Further information:

Analyst and Shareholder Contact:

Media Contact:

Nerida Mossop, Hinton and Associates

03 9600 1979

0437 361 433

Analyst and Shareholder Contact:

John Bevan	Judith Downes
Chief Executive Officer	Chief Financial Officer
Phone: (03) 8699 2601	Phone: (03) 8699 2607

ALUMINA

Diagram of AWAC Operations	2
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	3
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	4
Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows	5
Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit	6

Page – 1

Diagram of AWAC Operations

Alcoa World Alumina

& Chemicals

Bauxite Mines

Australia - Huntly - Willowdale Brazil - Trombetas - Juruti Guinea - Sangaredi Jamaica - Harmons Valley Suriname - Moengo - Klaverblad - Kaimangrassie

Alumina Refineries

Australia - Kwinana - Pinjarra - Wagerup Brazil - Sao Luis Jamaica - Clarendon Spain - San Ciprian Suriname - Paranam USA

- Point Comfort

Aluminium Smelters

Australia - Point Henry

- Portland

Alumina Chemicals

Australia - Kwinana Spain - San Ciprian USA

- Point Comfort

Page – 2

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	Full Year 2007	1st Half 2008	2nd Half 2008	Full Year 2008
Sales and Operating Revenue	3,471.3	1,807.0	1,936.4	3,743.4
Revenue from Related Parties	2,331.1	1,545.5	1,020.5	2,566.0
Total Revenue	5,802.4	3,352.5	2,956.9	6,309.4
Cost of Goods Sold and Operating Expenses	(4,001.1)	(2,585.8)	(2,236.0)	(4,821.8)
Selling, Administration, Other Expenses and R&D Expenses	(107.9)	(60.0)	(68.7)	(128.7)
Provision for Depreciation, Depletion and Amortisation	(277.7)	(161.1)	(134.2)	(295.3)
Other	(3.8)	(14.7)	(24.4)	(39.1)
Total Expenses	(4,390.5)	(2,821.6)	(2,463.3)	(5,284.9)
Profit before Taxes on Income	1,411.9	530.9	493.6	1,024.5
Provision for Taxes on Income	(458.6)	(174.9)	(257.6)	(432.5)
Net Income	953.3	356.0	236.0	592.0
Members’ Equity
Opening Balance at Start of Period	4,027.7	5,417.9	6,579.3	5,417.9
Net Income	953.3	356.0	236.0	592.0
Capital Contribution	1,021.7	748.0	870.2	1,618.2
Dividends Paid and Return of Capital to Partners	(914.1)	(291.2)	(445.5)	(736.7)
Common Stock Issued for Compensation Plans	0.8	4.1	0.9	5.0
Other Comprehensive Income/(Loss)	328.4	344.5	(1,217.3)	(872.8)
Other	0.1	—	—	—
Closing Balance at End of Period	5,417.9	6,579.3	6,023.6	6,023.6

Page – 3

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	31 December 2007	30 June 2008	31 December 2008
Cash and Cash Equivalents	68.3	120.2	70.0
Receivables	636.2	870.5	708.3	[1]
Inventories	583.4	659.7	674.1
Prepaid Expenses and Other Current Assets	117.0	164.0	123.3
Total Current Assets	1,404.9	1,814.4	1,575.7

Property Plant & Equipment	4,870.8	5,747.4	5,530.1
Investments	252.7	257.3	237.3
Other Assets and Deferred Charges	953.7	1,031.7	947.8
Total Non-Current Assets	6,077.2	7,036.4	6,715.2

Total Assets	7,482.1	8,850.8	8,290.9

Short Term Borrowings	113.5	143.4	181.6
Payables	742.6	963.3	789.5
Taxes Payable	280.5	125.0	277.2
Accrued Compensation and Retirement Costs	204.8	205.8	181.7
Other Current Liabilities	105.4	105.4	78.7
Total Current Liabilities	1,446.8	1,542.9	1,508.7

Long Term Debt	—	—	—
Deferred Taxes	277.3	358.4	255.1
Other Long Term Liabilities	340.1	370.2	503.5
Total Non-Current Liabilities	617.4	728.6	758.6

Total Liabilities	2,064.2	2,271.5	2,267.3

Minority Interest	—	—	—
Equity	5,417.9	6,579.3	6,023.6
Total Liabilities & Equity	7,482.1	8,850.8	8,290.9

[1]

Receivables at 31 December 2008 included an amount of US$51 million advanced by Alcoa of Australia to a non-AWAC Alcoa Company, which is at call. This amount has been treated as a cash equivalent in calculating AWAC’s net debt.

Page – 4

Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows

US$ Millions (US GAAP) 100%	Full Year 2007	1st Half 2008	2nd Half 2008	Full Year 2008
Operating Activities
Net Income	953.3	356.0	236.0	592.0
Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	277.7	161.1	134.2	295.3
Other Items*	(328.0)	(234.1)	(1.8)	(235.9)
Cash from Operating Activities	903.0	283.0	368.4	651.4

Financing Activities
Dividends Paid & Return of Capital to Partners	(914.1)	(291.2)	(445.5)	(736.7)
Change in Debt	19.4	29.9	38.2	68.1
Additions to capital leases	—	—	30.0	30.0
Capital Contribution	1,021.7	748.0	870.2	1,618.2
Excess tax benefits from share based payment arrangements	1.7	1.2	(0.6)	0.6
Cash Used for Financing Activities	128.7	487.9	492.3	980.2

Investing Activities
Capital Expenditure	(1,235.7)	(678.7)	(851.8)	(1,530.5)
Net changes in related party note receivable	100.0	(47.8)	(39.2)	(87.0)
Other	(30.9)	1.5	(10.9)	(9.4)
Cash Used for Investing Activities	(1,166.6)	(725.0)	(901.9)	(1,626.9)

Effect of Exchange Rate Changes on Cash	8.1	6.0	(9.0)	(3.0)

Cash Generated / (Used)	(126.8)	51.9	(50.2)	1.7
Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	195.1	68.3	120.2	68.3
Cash and Cash Equivalents at End of Period	68.3	120.2	70.0	70.0
Net Change in Cash and Cash Equivalents	(126.8)	51.9	(50.2)	1.7

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

Page – 5

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit

	Full Year 2007	1st Half 2008	2nd Half 2008	Full Year 2008
USD Profit Before Taxes on Income (US GAAP)	1,411.9	530.9	493.6	1,024.5
Adjust for USD AIFRS Adjustments	116.8	(362.1)	246.6	(115.5)

Total USD Profit Before Taxes (AIFRS)	1,528.7	168.8	740.2	909.0

Total AUD Profit Before Taxes (AIFRS)	1,822.7	182.6	884.5	1,067.1

Alumina Limited Share of Equity Profit Before Tax	729.1	73.0	353.8	426.8

Less: Share of Equity Income Tax Expense	(234.5)	(27.1)	(157.1)	(184.2)

Alumina Limited Share of Equity Profit After Tax	494.6	45.9	196.7	242.6

Page – 6

December 2008 ASX Report

Alumina Limited - ABN 85 004 820 419

Financial Year ended 31 December 2008 (“Current Period”)

Results for Announcement to the Market

		% change	$A million
Net profit for the period attributable to members of Alumina Limited (Refer Note below)	Down	61.5%	168.0

Dividends

	Current Period Year ended 31 December 2008	Previous Corresponding Period Year ended 31 December 2007
Final dividend per share	Nil	12	¢
Franked amount per share	—	12	¢

Note on underlying earnings within net profit for the period

Included in the calculation of net profit for the period is the Company’s equity share of non-cash entries related to the revaluation, under year end market conditions, of AWAC’s future benefits and obligations arising from certain energy purchase contracts and retirement benefit obligations. In order to analyse the Company’s net profit it is important to understand those entries and the reasons for them.

Some AWAC long term energy purchase contracts include an aluminium price component in the energy price so that costs are partially linked to the price of aluminium. This results in an embedded derivative, which is revalued at year end.

AWAC has a small number of defined benefit schemes. These schemes are revalued annually.

AWAC’s results for the year reflect both the movement in the valuation of the embedded derivative, and the impact of changes in future costs of retirement benefits, net of investment returns. These accounting entries do not relate to operations during the current reporting year, and accordingly are removed from the net profit after tax to arrive at underlying earnings.

The impact of these items in the Company’s result for the twelve months to 31 December 2008 has been to decrease net profit after tax by net $33.6 million (2007 $30.8 million increase) as shown in the following table. Net profit after tax before these items is referred to in the Directors’ Report as ‘Underlying Earnings’.

	Year ended 31 December 2008	Year ended 31 December 2007
Net profit for the period, after tax	168.0	436.4
Non-operating non-cash items:
Equity share of AWAC retirement benefit obligations	103.1	(38.9)
Equity share of AWAC embedded derivatives	(69.5)	8.1

Underlying earnings for the period after restructure costs, after tax	201.6	405.6
Restructure costs	39.5	—

Underlying earnings for the period excluding restructure costs, after tax	241.1	405.6

Underlying earnings per share	15.5 ¢	33.2 ¢
Underlying earnings return on equity	10.2%	23.7%

This year end report is to be read in conjunction with the most recent annual financial report.

December 2008 ASX Report

Consolidated income statement

	Total $A million
	Year ended 31 Dec 2008	Year ended 31 Dec 2007
Revenue from continuing operations	3.9	2.8
General and administrative expenses	(19.2)	(13.8)
Change in fair value of derivatives	(7.9)	—
Finance costs	(48.8)	(45.7)
Share of net profit of associates accounted for using the equity method	242.6	494.6

Profit from ordinary activities before tax	170.6	437.9
Income tax expense from continuing operations	(2.6)	(1.5)

Profit attributable to members of Alumina Limited	168.0	436.4

Earnings per share (EPS)

	Year ended 31 Dec 2008		Year ended 31 Dec 2007
Basic EPS	12.9	¢	35.7	¢
Diluted EPS	12.9	¢	35.7	¢

December 2008 ASX Report

Consolidated balance sheet

	31 December 2008 $A million	31 December 2007 $A million
Current Assets
Cash and cash equivalents	66.8	29.1
Deferred tax assets	2.1	2.1
Related party loan	72.1	—
Derivative financial instruments	6.6	—
Receivables – other	0.6	0.1
Other assets	1.6	—

Total current assets	149.8	31.3

Non-current Assets
Investments accounted for using the equity method	3,708.6	2,657.0
Investments in Partnership	40.0	—
Property, plant and equipment	0.2	0.3

Total non-current assets	3,748.8	2,657.3

Total assets	3,898.6	2,688.6

Current Liabilities
Payables	4.8	15.8
Interest bearing liabilities	360.9	440.6
Current tax liabilities	0.4	1.0
Related party loan	50.8	—
Provisions	0.1	0.1
Other	1.6	1.1

Total current liabilities	418.6	458.6

Non-current Liabilities
Interest bearing liabilities	686.9	565.8
Deferred tax liabilities	—	—
Provisions	0.3	0.3

Total non-current liabilities	687.2	566.1

Total liabilities	1,105.8	1,024.7

Net assets	2,792.8	1,663.9

Equity
Contributed equity	1,444.4	411.9
Treasury shares	(0.7)	(0.7)
Reserves:
- Group	214.3	12.6
- Associates	1.9	1.4
Retained profits:
- Group	743.6	736.0
- Associates	389.3	502.7

Total equity	2,792.8	1,663.9

December 2008 ASX Report

Consolidated statement of changes in equity

	Year ended 31 Dec 2008 $A million	Year ended 31 Dec 2007 $A million
Total equity at the beginning of the year	1,663.9	1,754.6

Changes in the fair value of cash flow hedges, net of tax [1]	0.5	16.7
Exchange differences on translation of foreign operations	157.8	(18.8)

Net income recognised directly in equity	158.3	(2.1)
Profit for the year	168.0	436.4

Total income and expense recognised in equity and profit during the year	326.3	434.3

Transactions with equity holders in their capacity as equity holders:
Dividend Reinvestment Plan	146.5	—
Rights issue, net of transaction costs	886.0	—
Option premium on convertible bonds	43.6	—
Share buy back	—	(250.1)
Contributions of equity, net of transaction costs	—	—
Movement in share based payment reserve	0.3	0.7
Dividends provided for or paid	(273.8)	(275.6)

	802.6	(525.0)

Total equity at the end of the financial year	2,792.8	1,663.9

[1]	Short term AWAC energy price hedging, principally natural gas and fuel oil.

December 2008 ASX Report

Consolidated statement of cash flows

	Year ended 31 Dec 2008 $A million	Year ended 31 Dec 2007 $A million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and service tax)	(22.5)	(13.6)
GST refund received	1.6	0.8
Dividends received from associates	356.0	444.9
Interest received	3.1	2.6
Interest paid	(55.1)	(42.6)
Income taxes paid	(1.2)	(1.6)
Other	(1.8)	(1.6)

Net cash inflow from operating activities	280.1	388.9

Cash Flows Related to Investing Activities
Payments for investment in associates	(747.9)	(489.4)
Payments for investment in partnership	(40.0)	—
Loans to related parties	(70.0)	—
Payments for option premiums	(14.5)	—

Net cash outflow from investing activities	(872.4)	(489.4)

Cash Flows Related to Financing Activities
Proceeds from issues of shares	118.2 *	—
Proceeds from issue of convertible bonds	360.0	—
Proceeds of borrowings	1,257.1	632.6
Repayment of borrowings	(1,802.2)	(146.0)
Payments for purchases of buy-back shares	—	(250.1)
Proceeds from rights issue	910.3	—
Payments for rights issue related costs	(22.4)	—
Proceeds from related parties	50.8	—
Dividends paid	(245.7)*	(275.6)

Net cash inflow/(outflow) from financing activities	626.1	(39.1)

Net Increase/(Decrease) in Cash and cash equivalents	33.8	(139.6)
Cash at beginning of period	29.1	169.0
Exchange rate adjustments	3.9	(0.3)

Cash and cash equivalents at end of period	66.8	29.1

*	Dividends paid on 31 March 2008 of $118.3 million reflect the dividend on those shares which did not participate in the DRP, and so received a cash dividend. An equivalent amount was received from the DRP underwriter for the shares allocated to it.

December 2008 ASX Report

Notes to the financial statements

1.	Summary of significant accounting policies

These financial statements have been prepared in accordance with the historical cost convention. The accounting policies and methods of computation adopted in the preparation of the preliminary final report are consistent with those adopted and disclosed in the company’s 2007 Annual Financial Report.

(a)	Basis of preparation

This general purpose financial report for the year ended 31 December 2008 has been prepared in accordance with Australian Equivalents to International Financial Reporting (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

This financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2007 and any public announcements made by Alumina Limited during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous year. In addition, the following accounting policy has been adopted resulting from the issue of the US$350 million convertible bond by the Company. Pursuant to AASB 132 ‘Financial Instruments: Disclosure and Presentation’, the convertible bond is accounted as a compound instrument. The fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders’ equity, net of income tax effects.

2.	Consolidated retained profits

	Year ended 31 Dec 2008 $A million	Year ended 31 Dec 2007 $A million
Retained profits at the beginning of the financial period	1,238.7	1,314.1
Net profit attributable to members of Alumina Limited	168.0	436.4
Dividends and other equity distributions provided for or paid	(273.8)	(275.6)
Share buy back	—	(236.2)

Retained profits at the end of financial period	1,132.9	1,238.7

3.	Income Tax

	Year ended 31 Dec 2008 $A million	Year ended 31 Dec 2007 $A million
Profit from ordinary activities before tax	170.6	437.9
Surplus/(shortfall) of dividends received/receivable over equity share of profits	113.4	(49.7)

	284.0	388.2

Prima facie tax expense for the period at the rate of 30%	85.2	(116.5)

The following items caused the total charge for income tax to vary from the above:
Rebateable and exempt dividends	356.0	444.9
Amounts assessable for tax	(1.1)	(60.2)
Non-deductible expenses	(18.5)	(13.7)
Previously unrecognised tax losses now recouped to reduce current tax expense	—	11.4
Tax losses not recognised	(60.0)	—
Other	(1.0)	(0.1)

Net movement	275.4	382.3

Tax effect of the above adjustments at 30%	82.6	114.7
Over provision of tax in prior years	—	0.3

Income tax expense for the period	(2.6)	(1.5)

December 2008 ASX Report

4.	Earnings per share (EPS)

	Year ended 31 Dec 2008		Year ended 31 Dec 2007
Calculation of basic and fully diluted EPS in accordance with AASB 1027: Earnings per Share
Earnings in cents per ordinary share
Basic EPS	12.9	¢	35.7	¢
Diluted EPS *	12.9	¢	35.7	¢
Weighted average number of shares outstanding during the year used in the calculation of earnings per share
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	1,300,406,434		1,220,944,222

*	The convertible bonds of US$350 million issued in May 2008 could potentially dilute EPS in the future, but were not included in the calculation of diluted EPS because they are anti dilutive for the period.

5.	Net tangible asset backing per security

	Year ended 31 Dec 2008 $A million	Year ended 31 Dec 2007 $A million
Net tangible asset backing per ordinary security	$1.71	$1.21

6.	Details of entities over which control has been lost or gained

There was no loss or increased control of entities for the year ended 31 December 2008.

7.	Dividends

No dividend has been declared since year end.

Franking account balance as at 31 December 2008 was $191.8 million (2007: $156.5 million).

8.	Amount per share

	Year ended 31 Dec 2008	Year ended 31 Dec 2007
Final dividend per share (cents)
Amount per share	Nil	12	¢
Franked amount per share at 30% tax rate	Nil	12	¢

December 2008 ASX Report

9.	Total dividend on all shares

	Year ended 31 Dec 2008 $A million	Year ended 31 Dec 2007 $A million
Final dividend paid on ordinary shares [1]	135.5	140.1
Interim dividend paid on ordinary shares [2]	138.3	135.5

Total	273.8	275.6

[1]	Relates to 2007 final dividends declared and paid on 31 March 2008 (2007: 9 March 2007)
[2]	Relates to 2008 interim dividends declared and paid on 14 October 2008 (2007: 5 September 2007)

10.	Details of aggregate share of results of associates

	Year ended 31 Dec 2008 $A million	Year ended 31 Dec 2007 $A million
Alumina’s share of associates:
Profit from ordinary activities before income tax	426.8	729.1
Income tax on ordinary activities	(184.2)	(234.5)

Net profit attributable to members of Alumina Limited	242.6	494.6
Dividends received/receivable by Alumina Limited	(356.0)	(444.9)

(Surplus)/shortfall of dividends received/receivable over equity share of profits	(113.4)	49.7

11.	Material interests in entities which are not controlled entities

Alumina has an interest in the following entities:

	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit
	Year ended 31 Dec 2008	Year ended 31 Dec 2007	Year ended 31 Dec 2008 $A million	Year ended 31 Dec 2007 $A million
Equity accounted associates and joint venture entities
AWAC	40%	40%	242.6	494.6

12.	Ratios

	Year ended 31 Dec 2008%	Year ended 31 Dec 2007%
Profit after tax/equity interests
Consolidated net profit from ordinary activities after tax attributable to members as a percentage of average members’ equity	8.5	25.5

December 2008 ASX Report

13.	Issued and quoted securities at end of current period

Category of Securities	Number issued	Number quoted
Ordinary shares
Fully paid	1,459,857,251	1,459,857,251
Partly paid	Nil	Nil

Ordinary Shares–
Changes during current period:
Increase in fully paid shares following:
(i) Dividend Reinvestment Plan	27,392,924
(ii) Entitlements Offer	303,437,566

14.	Financing Facilities

	Year ended 31 Dec 2008 $A million		Year ended 31 Dec 2007 $A million
The facilities available at balance date were as follows:
Total loan facilities	2,201.2	*	1,570.5
Used at balance date – borrowings	1,047.8		1,006.4
Used at balance date – equity	62.6		—
Available at balance date	1,090.8		564.1

The above facilities are available in both US and Australian dollars. The US dollar amounts have been converted to Australian dollar equivalents at the year end exchange rate.

*	The convertible bond includes a financial liability and an option component. At period end, the value of the liability was A$442.6 and the option value was A$62.6.

Approximately US$304m of existing facilities will mature during 2009. The Company has obtained agreement on the extension of US$229m of these facilities.

15.	Segment Information

Business Segment

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The company predominantly operates in the bauxite, alumina and aluminium business sectors through its equity interests in AWAC. Refer to Directors’ Report for further explanation.

16.	Contingent Liabilities

There are no contingent liabilities as at 31 December 2008 (2007: Nil).

17.	Events occurring after the balance sheet date

There have been no significant transactions or events since 31 December 2008 (2007: Nil).

December 2008 ASX Report

DIRECTORS’ REPORT

The Directors of Alumina Limited present their comments on the consolidated entity consisting of Alumina Limited and the entities it controlled at the end of, or during, the year to 31 December 2008.

Directors

The following persons were Directors of Alumina Limited during the year and up to the date of this report.

D M Morley

J Bevan (appointed 16 June 2008)

J Marlay (resigned 16 June 2008)

P A F Hay

R J McNeilly

G J Pizzey (Alternate J Downes)

M R Rayner (resigned 1 May 2008)

Basis of Financial Report Preparation

This financial report is for the year ended 31 December 2008 and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4E and in accordance with the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. In addition, the following accounting policy has been adopted resulting from the issue of the US$350 million convertible bond by the Company. Pursuant to AASB 132 ‘Financial Instruments: Disclosure and Presentation’, the convertible bond is accounted as a compound instrument. The fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders’ equity, net of income tax effects.

Comments are for the twelve months ended 31 December 2008 with comparatives for the twelve months ended 31 December 2007 shown in parentheses.

REVIEW OF ALUMINA LIMITED 2008 RESULTS

•	Net Profit and Underlying Earnings

The financial results for Alumina Limited include the Company’s 40% equity share of the full year results of Alcoa World Alumina and Chemicals (AWAC) and associated corporate activities.

The Group’s net profit attributable to Alumina Limited decreased by 61.5% to $168.0 million ($436.4 million).

We report the Company’s underlying earnings, in addition to net profit under AIFRS, as Directors believe this provides a better understanding of the Company’s performance.

Underlying earnings for the year decreased to $201.6 million from $405.6 million in 2007.

Underlying earnings includes a one-off charge of A$39.5 million after tax, relating to the previously announced write down of certain preliminary expenditures incurred in prior periods.

Underlying earnings has been calculated by adding to reported net profit for the period an amount of $33.6 million relating to the net value of non-cash entries which do not reflect the year’s operations. These non-cash entries relate to mark-to-market valuations of AWAC embedded derivatives, which reflect lower future aluminium prices based on the forward market at the end of the period, and adjustments resulting from actuarial assessment of future costs of retirement benefit obligations, net of investment returns, of AWAC employee benefit plans.

Some AWAC energy purchase contracts contain, in the energy price, an aluminium price component so that costs are partially linked to the price of aluminium. This provides a sound economic hedge. Under AIFRS this is accounted for as an embedded derivative and so re-valued, under period-end market conditions, for the entire remaining life of the contract. The result is booked to profit and loss at the end of each financial period. The resulting credit, which introduces unpredictable volatility and does not relate to the period’s operating activities, has been removed in calculating underlying earnings.

The Directors have assessed the carrying value of the investment in AWAC using a discounted cash flow basis. Based on the results of this assessment, the Directors have resolved that the investment in AWAC is not impaired.

December 2008 ASX Report

•	Returns and Dividend

Alumina Limited’s return on equity was 8.5% (25.5%). Return on equity based on underlying earnings was 10.2% (23.7%). Return on equity, based on underlying earnings and excluding investments in current growth projects which are not yet contributing to earnings, was 20.0%.

2008 earnings and cash generation declined from the 2007 levels. During 2008 the Company received dividends of $356.0 million ($444.9 million) of which $356.0 million ($424.0 million) were fully franked dividends from Alcoa of Australia Ltd.

Earnings per share were 12.9 cents (35.7 cents). Underlying earnings per share were 15.5 cents (33.2 cents).

The Directors announced an Entitlement Offer on 25 August 2008. The Entitlement Offer was fully underwritten, and raised approximately $910 million in new equity funds. The funds raised under the Entitlement Offer were applied to meet Alumina Limited’s share of the capital costs of AWAC’s growth projects in Brazil, and to strengthen the Company’s balance sheet so that Alumina Limited is capitalised for the requirements of the business, including working capital requirements.

No final dividend will be paid. The Company paid a fully franked interim dividend in October 2008 of 12 cents per share on the pre-Entitlement Offer shares. Therefore, dividends paid in respect of 2008 total 12 cents per share (2007: 24 cents per share), a dividend payout of 82% of 2008 profit.

AWAC 2008 PERFORMANCE

AWAC’s return on capital in 2008 was 10.1% (19.7%).

•	AWAC Revenue

AWAC’s sales revenue increased by 9% compared with 2007, driven mainly by higher alumina sales volume, and higher realised alumina prices. Global demand for alumina and aluminium continued to increase in the first half of 2008, largely attributable to continued growth in consumption in China. Global demand fell substantially during the second half of 2008, resulting in the rapid build-up of aluminium inventories, and a fall in the LME aluminium price. The reduced demand led to the announcement during the half-year of the curtailment of 1.5 million tonnes per annum alumina of production. The London Metal Exchange (LME) 3-month aluminium price increased by 13% during the first half of 2008 to average US$1.31/lb, but fell during the second half to average US$1.07/lb. The average LME aluminium price for 2008 was US$1.19/lb (US$1.21/lb).

•	AWAC Production

AWAC’s alumina production was 14.4 million tonnes (14.3 million tonnes). The Pinjarra refinery established a new production level at a rate of 4.2mtpy in the fourth quarter, and Wagerup, Sao Luis and San Ciprian refineries also established annual production records.

2008 aluminium production was 388 thousand tonnes (2007—387 thousand tonnes).

•	AWAC Costs

AWAC’s average cost of alumina production increased by US$43/tonne year-on-year. Major operating cost increases which have impacted the alumina refining industry, including AWAC, were higher energy prices, which rose to record levels over the year to the third quarter, before declining in the fourth quarter of 2008, and other input cost increases including caustic soda and shipping freight rates. Additional cost was also incurred following the disruption of gas supplies in Western Australia in the third quarter of 2008.

Aluminium production costs at AWAC’s two smelters increased mainly due to higher alumina prices.

At present, AWAC and Alumina Limited do not hedge exposures to aluminium price risk or the currency exposures arising from operating activities. AWAC had no commodity hedges in place at the end of 2008.

•	Currency Exchange Rate Movements

The AUD/USD exchange rate averaged 85 cents in 2008 (84 cents in 2007). The first half 2008 rate was 92 cents and in the second half-year averaged 78 cents. The global economic environment deteriorated markedly during the second half of 2008, resulting in the year-end exchange rate falling to 69 cents. The movement in the A$ to a year end rate of 69 cents and the movement in the Brazil Real, resulted in balance sheet movements which increased Alumina Limited’s reported profit by A$24 million.

December 2008 ASX Report

•	AWAC Capital Projects

2008 was a year of substantial investment in the growth of the AWAC joint venture through expansion projects in bauxite mining and alumina refining. These are long term investments in facilities which are well placed to meet future market conditions.

Our investment in those AWAC growth projects will add new alumina capacity with low cash operating costs.

AWAC’s capital expenditure increased by 19% in 2008 to US$1,531 million (US$1,236 million). The majority of the expenditure related to construction costs in the growth projects in Brazil at Juruti and Alumar.

Construction advanced on the Alumar refinery expansion project (AWAC share 1.1 million tonnes per annum) and the development of the new Juruti bauxite mine, which will initially supply 2.6 million tonnes per annum of bauxite for AWAC’s share of the Alumar refinery expansion. Both projects are expected to commence operations in mid 2009.

In July 2008 the Company advised that the estimated capital costs of AWAC’s current investment projects in Brazil had increased during the construction phase, due to the appreciation of the Brazilian currency and increased construction costs. AWAC’s share of the Alumar refinery expansion and development of the new Juruti mine, including the cost of infrastructure to support future capacity expansion, was estimated in July 2008 to be approximately US$3.7 billion. Since that time construction has continued to progress to plan, and the projects are expected to be completed within the local currency budgets which were the basis of the July 2008 capital cost estimates. The subsequent weakening of the Brazilian Reais (BRL) against the US dollar has reduced the expected final US Dollar capital cost of the projects. During November 2008 the Company transacted a series of currency options to limit the risk of cost increases should the BRL strengthen during the remaining construction period. As a result of these developments, Alumina Limited’s share of the capital cost of the projects is expected to be below US$1.4 billion.

AWAC announced in October that further work on the expansion of the Wagerup refinery in Western Australia had been suspended until market conditions improve. Other non-critical capital expenditure has also been deferred until economic conditions improve.

Sustaining capital expenditure of US$312 million (US$350 million) included investments in refinery residue disposal area development in Western Australia and Jamaica, extension of bauxite mining operations in Jamaica, and carbon anode baking facilities at the Portland smelter in Australia.

ALUMINA LIMITED – CAPITAL MANAGEMENT

•	AWAC Dividends received

Cash dividends received by Alumina Limited during 2008 from AWAC totalled A$356.0 million (A$444.9 million) all of which were fully franked dividends from Alcoa of Australia.

•	Dividend Policy and Capital Management

A fully franked final 2007 dividend of 12 cents per share was paid in March 2008. A dividend reinvestment program was introduced, and the March 2008 dividend reinvestment program was underwritten fully.

An interim dividend of 12 cents per share, fully franked, was paid in October 2008 on shares on issue prior to the Entitlement Issue. The October dividend reinvestment program was not underwritten.

No final dividend has been declared for 2008. The total dividend of 12 cents per share, which was paid as an Interim Dividend in October, represents a dividend payout of 82 per cent of 2008 NPAT. The Board has decided not to declare additional dividends in respect of 2008. This decision has been taken to conserve cash and is consistent with other cash conservation measures, including curtailment of high cost production and the deferral of growth projects already announced. The Board will continue to review the dividend at each half year in light of current and expected business conditions.

•	Funding and Capital Management

Alumina Limited’s debt, net of cash, of A$981.0 million, was A$3.7 million higher than at the beginning of 2008.

At year end, Alumina Limited’s borrowings were A$1,047.8 million (A$1,006.4 million) A$41.4 million higher than at the beginning of 2008. (In USD, the drawn facilities were US$110 million lower.) The increase in debt at year-end in AUD mainly reflects movements in exchange rates and capital investments, offset by debt reduction (in USD) following our successful capital raising in September 2008 and receipt of dividends from Alcoa of Australia. Cash at year end was A$66.8 million (A$29.1 million).

December 2008 ASX Report

Alumina Limited’s share of the remaining 2009 funding requirements for AWAC’s investment in Brazil are expected to be met by Company borrowings and dividends from Alcoa of Australia. Interest costs in 2009 are expected to be similar to 2008.

Because of the nature of the Company’s holdings of AWAC assets, the funding of capital investments in AWAC companies, which are non-controlled associates of Alumina Limited, does not allow capitalisation of the interest paid on borrowings in the period before the AWAC assets become operational. As a result, all interest paid on borrowings, A$48.8 million in 2008 ($45.7 million) directly impact Alumina Limited earnings, even though a substantial portion relates to the funding of assets which are not yet generating income.

During 2008 Alumina Limited raised $910 million under an Entitlement offer. The Institutional Entitlement Offer raised approximately A$644 million and was taken up by 92% of institutional investors. Approximately 53% of the shares available under the Retail Entitlement Offer were taken up by eligible retail shareholders, with the remainder sold to institutional investors.

Alumina Limited also issued convertible bonds of US$350 million in May 2008. At year end, the debt component of these Bonds was A$442.6 million, and the equity component A$62.6 million. As a result of the Entitlement Offer, the conversion price of the bonds was A$7.76 per share at year end.

Other funding requirements during the year were met from committed bank facilities.

At 31 December 2008, Alumina Limited had committed undrawn debt facilities of A$1,090.7 million, equal to US$754 million. US$304 million of these facilities mature during 2009, and Alumina Limited has extended US$229 million of these maturing facilities, the majority until July 2012. All four banks involved have extended their facilities, although one overseas bank has reduced its level of participation.

Alumina Limited is currently rated BBB+ by Standard & Poor’s.

AWAC had minimal net debt at year end 2008.

•	Costs

Alumina Limited’s corporate costs totalled $19.2 million ($13.8 million). Additional costs were incurred relating mainly to retirement benefits of $1.9 million on the retirement of the Chief Executive Officer, legal and tax fees associated with restructure of corporate holdings, financing costs, and preliminary work on a strategic response to the Australian government’s Carbon Pollution Reduction Scheme. Corporate costs in 2009 are expected to return to levels similar to 2007. Alumina Limited’s 2008 borrowing costs totalled $48.8 million ($45.7 million) reflecting higher average USD debt levels, offset by lower average interest rates as a result of decreases in LIBOR.

During the year Alumina Limited purchased USD/Brazilian Real currency option contracts with maturity dates to match the remaining expected cash calls for the Brazil project. These options limit the Company’s exposure (in relation to the capital cost of the project) to adverse movements in the USD/Brazilian Real exchange rate in relation to the capital cost of the Projects. Other than these currency options, Alumina Limited has no currency hedging or commodity derivatives in place.

•	Contingent Liabilities

There were no contingent liabilities as at 31 December 2008.

OUTLOOK

The recent weakening in the aluminium price has resulted in curtailment of higher cost production, and the prospect of continuing low global demand in 2009 is expected to result in further worldwide global alumina and aluminium curtailments while the aluminium market remains in surplus. Following the 3% decline in aluminium demand over 2008, demand is forecast to decline by a further 2% in 2009. The decline in demand has resulted in increased inventory stock piles.

Although the near term outlook for alumina and aluminium markets is one of slightly reduced demand, longer term expectations are for the market to return to growth to meet the demand from global urbanisation and population growth.

Alumina Limited’s 2009 underlying earnings are expected to reflect the impact of the following factors, based on 2008 underlying earnings:

•

a US one cent movement in the average 3-month LME aluminium price is expected to impact 2009 underlying earnings by approximately A$13 million. The sensitivity of underlying earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes to the LME aluminium price;

December 2008 ASX Report

•	each one US cent movement in the average Australian dollar/US dollar exchange rate is expected to impact 2009 underlying earnings by approximately A$7 million.

•	Alumina Limited borrowing costs are expected to be similar to 2008, as expected lower interest rates are offset by a higher level of company debt

Alcoa Inc has announced aluminium smelting output reductions of more than 750,000 mtpy, or 18 per cent of annualised output. AWAC’s alumina production has been reduced accordingly across the global refining system by a total of 1.5 mtpy in response to market conditions. The Alumar refinery, on schedule for completion mid 2009, will add to alumina production capacity in 2009. AWAC will continue to monitor demand and manage its global production to match demand, reduce production costs and conserve cash.

AWAC’s alumina production costs in 2009 are expected to reduce by more than more than US$50 per tonne, due to energy price declines and a weaker AUD. The actual alumina operating costs for 2009 will be impacted by the commodity and foreign exchange rates and AWAC production levels.

The linkage of AWAC’s long term alumina sales contracts to the LME aluminium price during 2009 is expected to increase, due to the expiry of certain long term contracts and the impact of a lower LME aluminium price on the mix of sales contracts.

FORWARD-LOOKING STATEMENTS

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2007.

December 2008 ASX Report

Compliance Statement

1.	This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views.

2.	This report gives a true and fair view of the matters disclosed.

3.	This report is based on accounts which are in the process of being audited.

4.	Alumina Limited has a formally constituted Audit Committee.

/s/ John Bevan
John Bevan
Chief Executive Officer

3 February 2009